Exhibit 99.1

Dear Exodus Shareholder,

You helped create history with us in the third quarter of 2021. As of September 14, 2021, our tokenized shares began trading on the tZERO platform via the Algorand blockchain: symbol EXOD. We could not have achieved this without the support of all of you, our investors.

We envision a future where you have control over your assets and stocks, and in the third quarter, we brought this vision to life. We also acknowledge the go-live process and migration to tZERO was not an effortless process for most of you, and I would like to personally thank you for your commitment throughout this process. Our customer support team is available 24/7 to address and answer your questions related to the listing.

For those of you still considering the migration to tZERO, or if you are interested in buying more shares, I encourage you to review our article explaining this process available here. If you have outstanding technical questions related to the listing, don’t hesitate to reach out to our customer support team via email at support@exodus.com.

We remain focused on our vision: to help half the world exit the traditional financial system by 2030. We plan to achieve this by connecting users with the world of decentralized finance and the power of the blockchain through our beautifully designed software.

Our year-to-date third quarter results reflect our progress towards achieving our vision. Year-to-date total revenue of $69.4 million increased 407% over the prior year period, demonstrating our growth in exchange volume and monthly active users (“MAUs”). As of Q3 end, MAUs increased to 902,986, up 9% from 832,384 MAUs in Q2 and up 240% from 265,377 MAUs at the end of Q3 last year. Sequentially, the third quarter was softer than Q2; this was expected with the sector slowdown in July and August. Beginning in early September, total exchange volumes recovered, accounting for half of the $1.0 billion quarterly total. This strength has continued into October, and we recently reached over 1 million MAUs. We’re well on-track to achieve over $90 million in revenue this year.

Our balance sheet is strong with approximately $130 million in liquid assets as of Q3 end, over 80% of which is held in cryptocurrencies. We are one of the very few public reporting companies that have over 1,000 bitcoin in treasury, and at today’s prices, our treasury has ballooned to over $160 million in liquid assets.

We are putting our capital to work. This includes investing in growth opportunities that add functionality to and enhance the user experience of our platform. We will also return capital to you through the initiation of a $2 million share buyback program. We expect to repurchase shares in the open market at a price up to $55 per share beginning November 18. Fundamentally and financially, we are stronger than ever and well-positioned as we continue to grow the Company.

By 2022, our mission is for Exodus to be the “go-to” application for all things crypto, and we expect to achieve this mission by building Exodus in such a way that people can fully experience decentralized finance. During Q3 we launched the integration of FTX onto our desktop experience. The integration of FTX allows us to bring CeFi and DeFi all into one experience. The next step is go-live of the mobile version of FTX, which we expect prior to year-end.

We view non-fungible tokens, or NFTs as the new frontier of revenue generation in our space. More importantly, we want users to be able to collect, exchange and store their digital collectibles all within Exodus. We plan on offering this type of experience through our partnership with Magic Eden - a pioneer in the NFT space. You will be able to experience all that NFTs have to offer within Exodus before year-end.

Thank you for joining us on our journey as we navigate a truly transformative year for the company.

Sincerely,

JP Richardson
CEO and Co-Founder

Key Metrics for the Third Quarter 2021 Ended September 30, 2021

Monthly Active Users: MAUs grew to 902,986, up 240% from the 265,377 MAUs on September 30, 2020. Quarter-on-quarter, MAUs increased 8% from 832,384 MAUs as of June 30, 2021.

Exchange Aggregation Business:  The volume processed by the exchange API Providers increased to $1.0 billion, up 206% from third quarter 2020. Total volume processed decreased quarter-on-quarter, in-line with a general decline in trading volume across the entire cryptocurrency market. Bitcoin and Ethereum continue to be the top assets traded at 19% and 14% of volume, respectively.

Key metrics summary

	3Q21	2Q21	3Q20
Exchange volume ($ thousands)	$1,032,700	$1,638,151	$340,912
Exchange transactions	743,333	1,350,324	446,440
$/transaction	$1,389	$1,213	$764
Downloads	807,058	1,542,824	464,892

Financial Results for the Third Quarter 2021 Ended September 30, 2021

Revenue of $18.1 million was down relative to the second quarter of 2021 due to weaker crypto market conditions. Year-over-year Q3 revenue increased 155%, driven by increased exchange aggregation volumes.

Revenue by category

		% of 3Q21		% of 3Q20
Revenue ($s in 000s)	3Q21	Total Revenue	3Q20	Total Revenue	% Y/Y change
Exchange aggregation	$17,427	96.4%	$6,610	93.3%	164%
Consulting	$9	0.0%	$433	6.1%	-98%
Fiat on-boarding	$130	0.7%	$27	0.4%	381%
Staking	$367	2.0%	$5	0.1%	7240%
Other	$25	0.1%	$7	0.1%	257%
Investment Income	$112	0.6%	0	0.0%	NM
Total Revenue	$18,070	100%	$7,082	100%	155%

Operating Expenses (excluding depreciation, amortization and impairments) were $11.6 million, compared to $13.2 million in the second quarter of 2021. Costs of goods sold was $6.9 million, up 15% compared to second quarter 2021 primarily related to the increase in hiring and associated compensation and incentive expenses. General and administrative was $2.9 million, a decrease of 19% compared to second quarter 2021. Advertising and marketing was $1.8 million, down 50% compared to second quarter 2021 primarily due to a decrease in fiat onboarding marketing related expenses. The team grew from 176 full-time equivalents (FTEs) on June 30, 2021 to 200 FTEs on September 30, 2021.

Expenses by category

Expense category ($s in millions)	3Q21	2Q21	3Q20	1Q21
COGS	6.9	6.0	2.0	3.6
COGS as a % of revenue	38.0%	21.6%	28.1%	15.2%
General & Administrative	2.9	3.6	1.7	1.5
General & Administrative as a % of revenue	16.3%	13.1%	24.0%	6.4%
Advertising & Marketing	1.8	3.6	0.1	2.9
Advertising & Marketing as a % of revenue	9.8%	13.0%	2.0%	12.2%

Total operating expenses	$11.6	$13.2	$3.8	$8.0
Total operating expenses as a % of revenue	64.0%	47.7%	54.1%	33.8%

Adjusted EBITDA1 was $6.8 million, increased 106% over the prior year period, attributable to increased total revenues with the growth in total exchange volume.

Reconciliation of EBITDA and Adjusted EBITDA

($s in millions)	3Q21	2Q21	3Q20
Net income	$9.2	$5.8	$3.1
Income tax expense / (benefit)	1.8	0.7	(0.3)
Interest expense	-	-	0.0
Interest income	(0.0)	(0.2)	(0.0)
Depreciation and Amortization	0.2	0.2	0.5
EBITDA	$11.2	$6.5	$3.3
Gain on digital assets	(10.0)	(3.6)	(0.1)
Impairment of digital assets	5.4	11.6	0.1
Stock-based compensation	0.2	(0.0)	-
Adjusted EBITDA	$6.8	$14.5	$3.3

1 Non-GAAP metric. See footnotes at the end of this communication.

Cash and digital asset holdings.  We hold over $100 million in cash and digital assets on the balance sheet and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of September 30, 2021 we held about $56 million in USD/USDC and $73 million of digital assets.  The table below reflects the value of certain assets both in terms of market value and book value as of September 30, 2021.

	9/30/2021		12/30/2020
($s in 000s)	Book Value	Market Value	Book Value	Market Value
BTC	$26,161	$57,490	$7,159	$20,141
ETH	3,757	8,388	498	1,190
Algorand	5,968	6,778	-	-
Other Digital Assets	-	-	11	15
USD	5,674	5,674	1,423	1,423
USDC	50,371	50,371	1,189	1,189
Total	$91,931	$128,701	$10,280	$23,958

Q3 Live Webcast

Our third quarter 2021 fiscal results will be webcast live beginning at 4 p.m. EST, November 17, 2021 at www.exodus.com. Investors may also access the live webcast by using this link. A replay of the call will be available on the same website.

Forward-Looking Statements

This news release contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the third quarter of 2021, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.